EXHIBIT 99.02

Chunghwa Telecom announces its operating results for August 2017

Date of events: 2017/09/08

Contents:

1.Date of occurrence of the event:2017/09/08

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for August 2017 was NT$18.37 billion, a 6.7 % decrease year-over-year. Operating costs and expense were NT$14.33 billion, a 8.2% decrease year-over-year. Operating income was NT$4.04 billion, a 1.1% decrease year-over-year. Pretax income was NT$4.02 billion, a 4.6% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.26 billion, a 3.4% decrease year-over-year, and EPS was NT$0.42.

Accumulated till the end of August, total revenue was NT$147.20 billion, a 2.8% decrease year-over-year. Operating income was NT$32.25 billion, a 6.8% decrease year-over-year. Pretax income was NT$33.09 billion, a 7.8% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$26.86 billion, a 8.3% decrease year-over-year and EPS was NT$3.46. Additionally, accumulated total revenue, operating income, pretax income and EPS were respectively 63.7%, 72.2%, 72.4% and 72.8% of the guidance of the year.

In August, mobile communications business revenue decreased year-over-year. Value-added service revenue increased year-over-year driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution as well as the decrease of sales revenue.

Internet revenue increased slightly year-over-year. Broadband access revenue decreased year-over-year while MOD revenue also decreased year-over-year. Local revenue and ICT project revenue also decreased year-over-year.

Operating costs and expenses in August decreased year-over-year mainly due to the decrease of cost of goods sold, ICT project costs and interconnection expenses.

6.Countermeasures:None

7.Any other matters that need to be specified:None